Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 27, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___      Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                  No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82_______________

                                                This Report on Form 6-K contains the following:-

1.                                    Press release dated September 14, 2003 entitled “VODAFONE SCORES UEFA CHAMPIONS LEAGUE IN 12 TERRITORIES”

2.                                    Press release dated September 24, 2003 entitled “VODAFONE AND EIDOS SIGN LARA CROFT TOMB RAIDER MOBILE DEAL”

3.                                    Press release dated September 29, 2003 entitled “VODAFONE UK SIGNS AGREEMENT WITH BT OPENZONE TO GIVE CUSTOMERS ACCESS TO WIRELESS LAN HOTSPOTS”

4.                                    Press Release dated September 29, 2003 entitled “ROAMING SIMPLICITY AND VALUE FROM VODAFONE FLAT RATES FOR DATA ROAMING AND REDUCED RATE EUROCALL PLATINUM”

5.                                    Press release dated October 3, 2003 entitled “3 AND VODAFONE UK SECURE FA PREMIER LEAGUE RIGHTS”

6.                                    Press release dated October 13, 2003 entitled “MICROSOFT AND VODAFONE PARTNER TO CREATE NEW BUSINESS OPPORTUNITIES SPANNING THE COMPUTING AND MOBILE WORLDS”

7.                                    Stock Exchange Announcement dated September 18, 2003

8.                                    Stock Exchange Announcement dated September 30, 2003

9.                                    Stock Exchange Announcement dated October 13, 2003

10.                            Stock Exchange Announcement dated October 13, 2003

14 September 2003

VODAFONE SCORES UEFA CHAMPIONS LEAGUE IN 12 TERRITORIES

Vodafone Group today announces it has acquired the Wireless Rights for the UEFA Champions League 2003/4, 2004/5 and 2005/6 seasons in an unprecedented 12 countries.

The three year deal with Europe’s premier football competitions includes exclusive Wireless Rights in Egypt, Greece, Hungary, Malta and Spain, as well as rights in France, Germany, Ireland, the Netherlands, Portugal, Switzerland and the United Kingdom. The UEFA Champions League is UEFA’s most prestigious club competition and was originally created as the European Champion Clubs' Cup prior to the 1955/56 season.

Guy Laurence, CEO at Vodafone Global Content Services, said: “Vodafone is delighted to have obtained wireless rights for the UEFA Champions League in so many countries. It is a major achievement for Vodafone and for UEFA to be able to sign a single-deal over so many markets.

“Vodafone plays an important role in enhancing its customers’ enjoyment of football and has become the natural home for a unique range of football content for fans of all clubs.  This new UEFA agreement will enhance the range of mobile football content available to our customers and is sure to be a big hit.”

Commenting on the deal, UEFA Chief Executive, Gerhard Aigner said: "I am delighted to announce this wireless rights deal for the UEFA Champions League. This is a great technological advancement and will bring the UEFA Champions League even closer to football fans around Europe. Alongside the traditional forms of communication, the new wireless rights ensure that the best club competition in the world will be available to fans at any time, via their mobile phone, wherever they may be."

UEFA Champions League mobile content will be available to Vodafone’s customers through the popular Vodafone live! consumer service.  Under the terms of the contract, Vodafone will be able to offer its customers a range of content including near-live video clips from this season’s matches of UEFA Champions League, video clips of historic UEFA Champions League matches, downloadable icons, wallpapers, screen savers and ringtones, as well as UEFA Champions League match centre information including results, reviews, line-ups, match news and previews.

Vodafone will begin rolling out UEFA Champions League mobile content to its Vodafone live! customers across Europe from the start of the first round matches in September.

-                   ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7600 2288

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 26 countries and Partner Networks in a further 9 countries, serving over 122 million proportionate customers.

Vodafone is a global organisation, recognised worldwide for its quality of service and product innovation.  Vodafone’s latest global service offering, Vodafone live! opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers’ mobile devices.  Vodafone live! is available in 13 countries globally, as at the end of the first quarter this year, had connected more than two million customers worldwide.

24 September 2003

VODAFONE AND EIDOS SIGN

LARA CROFT TOMB RAIDER MOBILE DEAL

Vodafone, the world’s largest mobile community, and Eidos, one of the world’s leading publishers and developers of entertainment software today announce an exclusive agreement in 22 countries for mobile entertainment content based on the highly-successful Tomb Raider series.

Tomb Raider is one of the most popular computer and video game series of all time. Since Lara made her debut in 1996, the Tomb Raider series has sold more than 30 million units worldwide.

Under the terms of the agreement, Vodafone has the exclusive mobile content distribution rights for downloadable games and animated screensavers available to customers of the award-winning Vodafone live! service in up to 22 countries. The entertainment mobile content will consist of three Tomb Raider adventure platform games, as well as ringtones, screensavers and wallpapers. The games also include special codes which reveal tips and hints accessible from a specially-created customer website: www.tombraidermobile.com.

Mike McGarvey, CEO of Eidos said: “This deal represents an exciting opportunity for Eidos to work with a world leader in mobile entertainment.  Vodafone live! will enable us to take Tomb Raider and Lara Croft to a potential audience of millions of new gamers.”

Guy Laurence, CEO at Vodafone Global Content Services, said: "Tomb Raider is a first class addition to the Vodafone live! portfolio.  Lara Croft is one of the most popular video games characters ever, and we expect her to be a significant driver of games and downloads. This agreement with Eidos further enhances our rich content offering and consolidates Vodafone's position as a global leader in mobile entertainment."

Fans of the world's most famous cyber-babe will be keen to know that each of the three mobile games (episodes) has an individual storyline, with a global storyline encompassing all three episodes.  Each episode will consist of 15 levels plus one training level to teach the user how to play the game.  The difficulty level of each episode will start from an easy point and grow progressively harder.  The first episode in the series is scheduled for launch in September and is entitled: “Tomb Raider: The Osiris Codex”

- ends -

Sample Screenshots

The following are some sample screenshots of the Lara Croft Tomb Raider java games.

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

Eidos

Steve Starvis, Head of Communications

Tel: +44 (0) 208 636 3000

About Eidos

Eidos plc is one of the world’s leading publishers and developers of entertainment software with a diverse mix of titles for the PC, PlayStation®2 computer entertainment system, Nintendo GameCube™ and the Xbox™ video game system from Microsoft. For more information on Eidos and its products visit www.eidos.com

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 26 countries and Partner Networks in a further 9 countries, serving over 122 million proportionate customers.

Vodafone is a global organisation, recognised worldwide for its quality of service and product innovation.  Vodafone’s latest global service offering, Vodafone live! opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers’ mobile devices.  Vodafone live! is available in 13 countries globally and, as at the end of the first quarter this year, had connected more than two million customers worldwide.

2003/027

29 September 2003

VODAFONE UK SIGNS AGREEMENT WITH BT OPENZONE TO GIVE CUSTOMERS ACCESS TO WIRELESS LAN HOTSPOTS

Vodafone UK today announced an agreement that will enable it to provide its customers with a Wireless LAN service through the BT Openzone public wireless LAN network.    The deal, the first of its kind for Vodafone UK, will complement its existing wireless offerings by allowing its customers to access the Web and their corporate LANs through BT’s network of Wireless LAN hotspots.  Vodafone UK intends to introduce its Wireless LAN service early next year.

“Our strategy has always been to ensure that we offer our customers the best connectivity solution available,” said Gavin Darby, Chief Executive of Vodafone UK, “The BT Openzone Wireless LAN network complements our existing mobile network offering and ensures people can connect using the most appropriate network available.“

-                   ends-

For further information please contact:

Kay Kavanagh or Lucy Rich

Vodafone UK Public Relations

Tel: 07000 500100

email: press.office@vodafone.com <mailto:press.office@vodafone.com>

VODAFONE UK

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of the world’s largest mobile community. The Newbury-based company offers a wide range of mobile voice and data communications.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 331 networks in 141 countries.

In May 2003, Vodafone UK was ranked top for customer satisfaction for the second time in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates.  In the Oftel Mobile Network Operators Call Success Rate Survey for April to September 2002, a national call completion rate of 98.3% gave Vodafone the highest number of successfully completed calls and lowest number of dropped calls of all four networks.

29 September 2003

ROAMING SIMPLICITY AND VALUE FROM VODAFONE

FLAT RATES FOR DATA ROAMING AND REDUCED RATE EUROCALL PLATINUM

Vodafone today announces two new elements to its roaming service portfolio, a simplified pricing structure for data roaming and a new reduced rate for Eurocall Platinum, delivering even greater value to its travelling customers.

With the biggest seamless data network in Europe, Vodafone customers can access their e-mail and other business applications as they travel around Europe through services such as Vodafone Mobile Connect Card.  Vodafone’s data network also enables customers to send picture messages back home from their holidays abroad and to access their usual Vodafone live! services whilst travelling.

Now Vodafone has simplified the pricing scheme for data roaming. Individual services such as picture messaging or remote access will now be charged at flat rates when roaming.  The new charging structure will deliver simplicity, predictability and transparency to Vodafone customers.

10 countries initially will offer the new data pricing structure*: Germany, Greece, Ireland, Italy, Netherlands, Portugal, Spain, UK, Austria (mobilkom austria group – a Vodafone partner network) and France (SFR - a Vodafone associate).

Launched in September 2002, Eurocall Platinum was developed to reduce the cost of calls for high volume voice roaming customers. Eurocall Platinum built on the success of Eurocall, Vodafone's single rate European price plan, launched in January 2001.

Vodafone has now made staying in touch even better value for Eurocall Platinum customers by reducing the maximum flat roaming rate from €0.65 to €0.50 plus monthly fee (prices quoted are per minute and exclude local tax).  The new rate is available to registered Eurocall Platinum customers making calls on their mobiles on participating Vodafone or Vodafone partner networks to any country within Western Europe**.

Current Eurocall Platinum customers in the following countries will be charged the new reduced rate automatically: Germany, Greece, Ireland, Italy, Netherlands, Portugal, Spain, and Sweden, UK and SFR customers in France.

Peter Bamford, Vodafone Chief Marketing Officer, said:

“Today’s announcement demonstrates how Vodafone is leading the roaming market in offering simplicity and value.  Flat rate prices for data services makes pricing easier for our customers to understand and our new rate for Eurocall Platinum delivers even better value to our high voice roaming customers.

“As Vodafone services become increasingly accessible in more countries, they need to be supported by easy to understand pricing.  Greater price predictability and transparency will lead to increased service usage by our customers, delivering growing roaming revenue.”

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

Notes to editors:

* Launch times for new data roaming pricing structure: All countries will be able to offer new data pricing from 1 October 2003 with the exception of Austria 31 October 2003; France 29 October 2003 and Germany 27 November 2003.

** "Western Europe"

Andorra

Austria

Belgium

Canary Islands

Denmark

Faroe Islands

Finland

France

Germany

Gibraltar

Greece

Italy

Liechtenstein

Luxembourg

Monaco

Netherlands

Norway

Portugal

Republic of Ireland

San Marino

Spain

Sweden

Switzerland

United Kingdom

2003/028

3 October 2003

3 AND VODAFONE UK SECURE FA PREMIER LEAGUE RIGHTS

3 and Vodafone UK today announce that they have jointly secured the FA Premier League mobile rights in a three-season deal.  Starting with the 2004/05 season and running through to the 2006/07 season, the rights will give both Vodafone UK and 3 customers access via their mobile phone to all 380 FA Premier League matches a season.

The revised rights package enables Vodafone UK and 3 to offer customers a number of mobile services including exclusive video match highlights, previews, archive footage and, Premiership round-ups as well as other services including audio bulletins, ‘near-live’ picture messages and match scores.

Gavin Darby, CEO, Vodafone UK commented, “Vodafone live! has consistently delivered premium services to our customers and the FA Premier League deal further enhances what is already an excellent offering.  Sport is inextricably linked with Vodafone through our sponsorships and this deal further strengthens what we can offer.  Our bid partnership with 3 has ensured that we were best placed to deliver value for the Premiership clubs.”

Gareth Jones, COO, 3 UK said, "3 already offers customers highlights from this season's Barclaycard Premiership on their video mobiles. Today's three season agreement re-inforces 3's position as the home of mobile football. The improved rights package guarantees customers an enhanced service until 2007. Our joint bid with Vodafone is good news for fans, the clubs and ensures we continue to offer the leading football mobile service in the market."

Richard Scudamore, Chief Executive, FA Premier League added, “The FA Premier League is happy to continue its partnership with 3 and welcomes the addition of Vodafone to our central mobile phone rights offering.

“These two companies have a proven track record in delivering quality services to their customers; this will be of obvious benefit to the competition as well as offering yet more access and choice for FA Premier League fans.”

- Ends -

More/…

2003/028 – Page 2

For additional information please contact:

Ben Taylor or Julien Cozens

Vodafone UK

07000 500100

press.office@vodafone.com

3

020 7010 9200

media@three.co.uk

Dan Johnson

FA Premier League

020 72981690

djohnson@fapl.co.uk

Vodafone UK

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of the world’s largest mobile community. The Newbury-based company offers a wide range of mobile voice and data communications.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 331 networks in 141 countries.

In May 2003, Vodafone UK was ranked top for customer satisfaction for the second time in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates.  In the Oftel Mobile Network Operators Call Success Rate Survey for April to September 2002, a national call completion rate of 98.3% gave Vodafone the highest number of successfully completed calls and lowest number of dropped calls of all four networks.

About 3

Hutchison 3G UK Limited deliver third-generation mobile multimedia and communications services under the 3 brand in the UK, offering a convergence of media, information and telephony to enable live video calls, multimedia content and entertainment while on the move.

3 services are available from sister companies in Australia, Austria, Italy and Sweden. 3 also holds UMTS licences in Denmark, Hong Kong, Ireland, Israel and Norway.

For further information, please visit: www.three.co.uk

For Release 10 a.m. CEST

Oct. 13, 2003

Microsoft and Vodafone Partner to Create New Business Opportunities
Spanning the Computing and Mobile Worlds

Industry Leaders to Help Develop Mobile Web Services Standards

GENEVA — Oct. 13, 2003 — Microsoft Corp. and Vodafone today outlined their plans to help create mobile Web services standards that will enable new business opportunities for application developers and mobile network operators and deliver new integrated services for customers across fixed (wired) and wireless networks.

Mobile Web services will utilise existing industry standard Extensible Markup Language (XML)-based Web services architecture to expose mobile network services to the broadest audience of developers. Developers will be able to access and integrate mobile network services such as messaging, location, authentication and billing into their applications. The companies’ efforts will help expand commercial opportunities for developers to further promote their applications and enable solutions that work seamlessly across PC and mobile environments. Customers will be able to use mobile Web services from multiple devices on both wired and wireless networks.

During a keynote presentation at ITU Telecom World 2003, Bill Gates, chairman and chief software architect of Microsoft, and Ian Maxwell, group strategic relationship director of Vodafone, outlined the companies’ vision of providing developers with access to mobile services using industry-standard Web services techniques and tools. Microsoft and Vodafone called upon the industry to embrace this approach to bring about the convergence of PC and mobile

- more

Microsoft and Vodafone Partner to Create New Business Opportunities 15	Page

Applications and services through Web services standards. The companies also announced their plans to detail a technical roadmap of the mobile Web services specifications on which they intend to collaborate and seek industry engagement.

“With the creation of mobile Web services standards, developers and operators will be able to deliver new and exciting services to customers. By bringing mobile services into the PC world, Microsoft and Vodafone are offering developers the opportunity to create greater value services for customers and new revenues,” Maxwell said.

“Web services are already redefining the way that customers build applications,” said Eric Rudder, senior vice president of Servers and Tools at Microsoft. “Extending Web services into the mobile world is a natural next step. Microsoft and Vodafone are committed to working across the computing and mobile industries to speed the development of mobile Web services.”

Evolving the Software Model

            Web services create new and exciting possibilities for the mobile telecommunications market. By using mobile Web services, developers can create more compelling user experiences that allow PC-based applications to take advantage of services formerly reserved for mobile devices, such as mobile messaging, location, billing and authentication. By integrating mobile services into their software, developers gain more flexibility in how their applications create value. Mobile network operators can extend their businesses by making their network services available to the broadest audience of developers and software users.

Laying the Foundation for the Vision

As a global player in the mobile telecommunications market, Vodafone has more than 123 million customers throughout the world. Vodafone’s proven track record in supporting

Microsoft and Vodafone Partner to Create New Business Opportunities	Page 3

millions of consumers accessing mobile network services makes it an ideal leader to show how mobile services can extend to the PC. Microsoft’s leadership in application development and its Web services expertise complement Vodafone’s mobile services expertise. Microsoft and Vodafone expect that other companies will recognize the potential of Web services within the PC and mobile space and join this effort.

Industry Call to Action

At the Microsoft® Professional Developers Conference (PDC) in Los Angeles Oct. 27– 30, Microsoft and Vodafone will share a technical road map for specifications that address such issues as integrating GSM-based security services with the Web services architecture, as well as exposing location, messaging and payment network services using the Web services architecture. Microsoft and Vodafone will invite industry feedback on the mobile Web services efforts announced, and introduce a series of industry workshops, the first of which will be in London in January 2004. The companies will release a joint white paper further detailing their vision for the PC and mobile space convergence at the PDC. More information can be found at www.microsoft.com/serviceproviders/mobilewebservices and http://www.vodafone.com.

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 26 countries and Partner Networks in a further 9 countries, serving 123 million proportionate customers.

Vodafone is a truly global organisation, recognised worldwide for its quality of service and product innovation.

Microsoft and Vodafone Partner to Create New Business Opportunities	Page 4

About Microsoft

            Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and Internet technologies for personal and business computing. The company offers a wide range of products and services designed to empower people through great software —
any time, any place and on any device.

#########

Microsoft is a registered trademark of Microsoft Corp. in the United States and/or other countries.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

For more information, press only:

Rapid Response Team, Waggener Edstrom for Microsoft, (503) 443-7070, rrt@wagged.com

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl Janine Young Emma Conlon Tel: +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges Justin Griffiths Tel: +44 (0) 207 920 3150

US Media Relations

Siobhan MacDermott Nadia Jamshidi Roger Fortier McGrath/Power Communications Tel: +1 408-727-0351 nadiaj@mcgrathpower.com rogerf@mcgrathpower.com siobhanm@mcgrathpower.com

Note to editors: If you are interested in viewing additional information on Microsoft, please visit the Microsoft Web page at http://www.microsoft.com/presspass/ on Microsoft’s corporate information pages. Web links, telephone numbers and titles were correct at time of publication, but may since have changed. For additional assistance, journalists and analysts may contact Microsoft’s Rapid Response Team or other appropriate contacts listed at http://www.microsoft.com/presspass/contactpr.asp.

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16:02

18 September 2003

RNS No:  9352P

18 September 2003 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 12 September 2003 by Mourant ECS Trustees Limited that on 10 September 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 123p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	202
Mr J M Horn-Smith	204
Mr K J Hydon	204

Stephen Scott

Group General Counsel and Company Secretary

RNS No: 3705Q

Released at 16:22 30/09/03

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by The Share Centre, administrators of Personal Equity Plans and Individual Savings Accounts for the Company, that on 29 September 2003, through reinvestment of tax reclaims, Mr K J Hydon, director of the Company, acquired 392 ordinary shares and Mr J M Horn-Smith, director of the Company, acquired 32 ordinary shares of US$0.10 each in the capital of the Company at 123.5p per share.

S R Scott

Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 14:34 hrs

13 October 2003

RNS No: 8304Q

ADDITIONAL LISTING

Vodafone Group Plc ("the Company")

Application has been made to the Financial Services Authority and the London Stock Exchange for a total of 3,308,781 Ordinary shares of US$0.10 each in the capital of the Company (“shares”) to be admitted to the Official List.  It is expected that admission will be granted on 15 October 2003 and that dealings will commence on 16 October 2003.

These shares are being reserved under a block listing and will be issued as a result of the exercise of rollover share options (following the Company’s acquisition of Project Telecom plc), pursuant to the following schemes:

Scheme	Shares
Project Telecom plc Approved Share Option Scheme	1,052,008
Project Telecom plc Unapproved Share Option Scheme	2,256,773

When issued, these shares will rank pari passu with the existing Ordinary shares.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 14:36 hrs

13 October 2003

RNS No:  8309Q

DIRECTOR SHAREHOLDING

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by Mourant ECS Trustees Limited that on 10 October 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 126p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	198
Mr J M Horn-Smith	198
Mr K J Hydon	198

Stephen Scott

Group General Counsel and Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 27, 2003	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary